Exhibit 21

Belcrest Capital Fund LLC Subsidiaries (as of December 31, 2007)

Name	Jurisdiction of Incorporation

Allagash Property Trust	Maryland

Bel Holdings LLC	Delaware

Belcrest Realty Corporation	Delaware

Belcrest Subsidiary LLC	Delaware

Lafayette Real Estate LLC	Delaware